TSX.V: ELN OTCBB: ELNOF Frankfurt: E7Q

El Niño Ventures Completes 7,000 Meter Drill Program on Copper Project in the Democratic Republic of Congo (DRC)

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7,000 meter reverse circulation drilling program completed.

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Samples being sent to ALS Chemex Laboratories in South Africa for analysis

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Drill results  expected in December

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Currently negotiating property acquisitions in the DRC

November, 28, 2007, Vancouver, BC – El Niño Ventures Inc. (“El Niño”) (TSX.V: ELN; OTCBB: ELNOF; Frankfurt: E7Q) is pleased to announce the completion of a 7,000 meter reverse circulation drill program on its Copper project, in the Democratic Republic of Congo.

All drill chip samples are being collected under strict supervision and will be assayed by ALS Chemex laboratories in South Africa. ALS Chemex is an internationally recognized and respected assay company. Results should start coming in towards the end of December.

Jean Luc Roy, President of El Nino states, “I am very pleased that we were able to complete 7,000 meters of drilling this season, it is a testament to our very efficient team in the DRC.  The company’s goal was to fast-track the initial exploration on our licenses and I strongly believe that by achieving our goal we have demonstrated our ability to operate in the DRC. This initial drill program will give our technical team substantial information which will be used to plan and prepare our 2008 exploration program. The next few months will be used to compile the data from the initial drill program during which we will also seek to increase our land position in the DRC.”

About El Niño Ventures Inc.

El Niño Ventures is a junior exploration company, whose corporate objective is to revisit former mining regions and apply the latest technologies to advanced stage exploration targets.  El Niño has acquired a 70% interest in over 350 square kilometers in the world renowned copper belt in the Democratic Republic of Congo. In addition to our copper project in the Congo, El Niño is currently in the middle of a 25,000 meter drill program on the Bathurst Mining Camp via an option/ joint venture agreement with Xstrata Zinc.

On Behalf of the Board of Directors Jean Luc Roy, President and COO	Further information: Tel: + 1.604.685.1870 Toll Free: 1.800.667.1870 Fax: +1.604.685.8045 Email: info@elninooventures.com Or visit: www.elninooventures.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release         CUSIP# 28335E-10-6

This news release contains certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with the British Columbia Securities Commission and the United States Securities & Exchange Commission. This email should not be construed as an offer to buy or sell securities of this company.